E.F. Hutton & Co.

745 Fifth Avenue, 34th Floor & PH

New York, NY 10151

February 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
File No. 333-293363

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:	Tuesday, February 17, 2026
Requested Time:	4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, the undersigned, as the sole placement agent for the proposed public offering on a best-efforts basis of securities of Shuttle Pharmaceuticals Holdings, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Tuesday, February 17, 2026, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as it appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

E.F. HUTTON & CO.

By:	/s/ Duncan B. Swanston
Name:	Duncan B. Swanston
Title:	Supervisory Principal